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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                HSB GROUP, INC.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   40428N109
                                 (CUSIP Number)

                               Kathleen E. Shannon
                          Vice President and Secretary
                       American International Group, Inc.
                                 70 Pine Street
                               New York, NY 10270
                                 (212) 770-5123
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                               September 6, 2000
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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--------------------
CUSIP NO. 40428N109
--------------------


---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American International Group, Inc.
         I.R.S. Identification No. 13-2592361
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         OO
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of Delaware

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                5,777,272
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 359,950
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  5,777,272
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           359,950
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         6,137,222
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         21.1%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO, HC

---------------------------------------------------------------

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CUSIP NO. 40428N109
--------------------


---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON American Home Assurance Company
         I.R.S. Identification No. 13-5124990
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of New York

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 358,700
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           358,700
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         358,700
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.2%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IC, CO

---------------------------------------------------------------

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CUSIP NO. 40428N109
--------------------


---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Insurance Company of the State of Pennsylvania I.R.S. Identification No. 13-5540698
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of Pennsylvania

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 650
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           650
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         650
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .002%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IC, CO
---------------------------------------------------------------

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CUSIP NO. 40428N109
--------------------


---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Commerce and Industry Insurance Company
         I.R.S. Identification No. 13-1938623
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         WC
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of New York

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 600
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           600
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         600
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .002%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IC, CO
---------------------------------------------------------------

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CUSIP NO. 40428N109
--------------------


---------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         AIG Global Investment Corp.
         I.R.S. Identification No. 06-0178320
---------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                   (a)  [ ]
                                                   (b)  [ ]
---------------------------------------------------------------
 3.      SEC USE ONLY

---------------------------------------------------------------
 4.      SOURCE OF FUNDS
         00
---------------------------------------------------------------
 5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d)OR 2(e)          [ ]
---------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
         Organized under the laws of the State of New Jersey

---------------------------------------------------------------
                    7.     SOLE VOTING POWER
  NUMBER OF                0
    SHARES          -------------------------------------------
BENEFICIALLY        8.     SHARED VOTING POWER
  OWNED BY                 359,950
    EACH            -------------------------------------------
 REPORTING          9.     SOLE DISPOSITIVE POWER
   PERSON                  0
    WITH            -------------------------------------------
                    10.    SHARED DISPOSITIVE POWER
                           359,950
---------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         359,950
---------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                        [ ]
---------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.24%

---------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IA, CO

---------------------------------------------------------------

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CUSIP NO. 40428N109
--------------------


ITEM 1.  SECURITY AND ISSUER

                  This Amendment No. 1 amends and supplements Items 6 and 7 of the Statement on Schedule 13D dated August 25, 2000 (the "Schedule 13D") previously filed by American International Group, Inc., a Delaware corporation ("AIG"), on behalf of itself and its wholly-owned subsidiaries, American Home Assurance Company, a New York corporation, The Insurance Company of the State of Pennsylvania, a Pennsylvania corporation, Commerce and Industry Insurance Company, a New York corporation, and AIG Global Investment Corp., a New Jersey corporation, relating to shares of Common Stock, no par value per share (the "Shares"), of HSB Group, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is P.O. Box 5024, One State Street, Hartford, Connecticut 06102-5024.

                  Each capitalized term used in this Statement which is defined in the Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.

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CUSIP NO. 40428N109
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         ISSUER

                  On September 6, 2000, AIG and the Issuer entered into a Term Loan Agreement (the "Term Loan Agreement"), pursuant to which AIG has agreed to make a 5-year term loan to the Issuer, on or prior to September 14, 2000, in the principal amount of $315 million. The proceeds of such loan will be used to redeem the 7.0% convertible subordinated deferrable interest debentures due December 31, 2017, issued by the Issuer to HSB Capital II, a statutory business trust created and wholly-owned by the Issuer (the "Trust"). The Trust will use the proceeds from such redemption to redeem its convertible capital securities, with an aggregate liquidation preference of $300 million.

                  The Term Loan Agreement is attached here to as Exhibit A and is incorporated herein by reference in its entirety. The foregoing summary of the Term Loan Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

                  Other than the Term Loan Agreement and the Merger Agreement and the Stock Option Agreement described in the response to Item 4 of the
Schedule 13D and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between AIG and any other person, or, to the best knowledge of AIG, among any of American Home, ISOP, Commerce and Industry, Global Investment, SICO, The Starr Foundation, Starr or any of the Covered Persons and any other person, with respect to the Shares or any other securities of the Issuer.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A         Agreement of Joint Filing by and among American
                           International Group Inc., American Home Assurance
                           Company, The Insurance Company of The State of
                           Pennsylvania, Commerce and Industry Insurance Company and AIG Global Investment Corp., dated as of August 21, 2000. (Previously filed.)

         Exhibit B         Agreement and Plan of Merger, dated as of August 17,
                           2000, among the Issuer, AIG and EAC. (Previously filed.)

         Exhibit C         Stock Option Agreement, dated as of August 17, 2000,
                           between the Issuer and AIG. (Previously filed.)

         Exhibit D         Term Loan Agreement, dated as of September 6, 2000,
                           between AIG and the Issuer. (Filed herewith.)

         Annex A List of Directors and Executive Officers of American International Group, Inc., American Home Assurance Company, The Insurance Company of The State of Pennsylvania, Commerce and Industry Insurance Company, AIG Global Investment Corp., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc. (Previously filed.)


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CUSIP NO. 40428N109
----------------------



                           SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 8, 2000

                                            AMERICAN INTERNATIONAL GROUP, INC.


                                            By: /s/ Kathleen E. Shannon
                                               -----------------------------
                                               Name:  Kathleen E. Shannon
                                               Title: Vice President and
                                                      Secretary


                                            AMERICAN HOME ASSURANCE COMPANY

                                            By: /s/ Edward E. Matthews
                                               -----------------------------
                                               Name:  Edward E. Matthews
                                               Title: Senior Vice President


                                            THE INSURANCE COMPANY OF THE STATE
                                            OF PENNSYLVANIA

                                            By: /s/ Edward E. Matthews
                                               -----------------------------
                                               Name:  Edward E. Matthews
                                               Title: Senior Vice President


                                            COMMERCE AND INDUSTRY INSURANCE
                                            COMPANY

                                            By: /s/ Edward E. Matthews
                                               -----------------------------
                                               Name:  Edward E. Matthews
                                               Title: Senior Vice President


                                            AIG GLOBAL INVESTMENT CORP.

                                            By: /s/ Win J. Neuger
                                               -----------------------------
                                               Name:  Win J. Neuger
                                               Title: Chairman and Chief
                                                      Executive Officer


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